[LETTERHEAD OF CLIFFORD CHANCE US LLP]

April 29, 2011

Mr. Michael McTiernan, Esq.

Ms. Erin E. Martin, Esq.

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	CB Richard Ellis Realty Trust

Post-Effective Amendment No. 9 to

Registration Statement on Form S-11 (the “Post-Effective Amendment”)

Filed April 21, 2011

File No. 333-152653

Dear Mr. McTiernan and Ms. Martin:

On behalf of our client, CB Richard Ellis Realty Trust, a Maryland real estate investment trust (the “Company”), we are transmitting for filing the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter to Jack A. Cuneo of CB Richard Ellis Realty Trust dated April 27, 2011 (the “April 27 Letter”) relating to the Company’s Post-Effective Amendment.

For convenience of reference, each Staff comment contained in the April 27 Letter is reprinted below in bold and italics, numbered to correspond with paragraph numbers assigned in your April 27 Letter, and is followed by the corresponding response of the Company. Capitalized terms used and not otherwise defined in this response letter that are defined in the Post-Effective Amendment shall have the meanings set forth in the Post-Effective Amendment.

Distribution Policy, page 39

1.	Please disclose the cumulative amount of distributions declared since inception as compared to the cumulative amount of earnings or FFO since inception.

In response to the Staff’s comment, the Company advises the Staff that it will include the requested disclosure on page 39 of the Prospectus that it intends to file in accordance with Rule 424.

Non-GAAP Supplemental Financial Measure: Funds from Operations, page 43

2.

Please revise this section to more clearly explain how FFO as adjusted is useful to an investor. To the extent you believe that FFO as adjusted is a useful measure for potential investors to evaluate historical performance during the offering stage, please provide more detailed disclosure on why, particularly given that the measure may exclude significant acquisition costs and impairments, both of which may have reduced the value of the shares offered, and both of which relate to key aspects of your buy and hold strategy. Please also specify in detail the limitations for an investor of using FFO as adjusted as a historical performance measure. Alternatively, if you believe that FFO as adjusted may be a useful for an investor assessing the sustainability of current operating performance in the future, after the offering stage, please provide more detailed disclosure on the limits of this usefulness. To the extent you include disclosure on the usefulness of the measure to management, please clearly separate this discussion from the discussion of the usefulness to investors.

In response to the Staff’s comment, the Company advises the Staff that it will include the revised disclosure beginning on page 44 of the Prospectus that it intends to file in accordance with Rule 424.

3.

Refer to the reconciliation table on page 45. We note that you reconcile FFO as adjusted from GAAP net loss through NAREIT FFO, and then provide FFO per share and FFO as adjusted per share. Please accompany FFO as adjusted per share and FFO per share disclosure with net loss per share disclosure.

Mr. Michael McTiernan, Esq.	Page 2

Ms. Erin E. Martin, Esq

United States Securities and Exchange Commission

April 29, 2011

In response to the Staff’s comment, the Company advises the Staff that it will include the corresponding applicable net loss per share disclosure in the reconciliation table on page 46 of the Prospectus that it intends to file in accordance with Rule 424.

Real Estate Investments, page 56

4.

We note that you disclose average effective annual rents on a portfolio basis per property type. It is unclear if such disclosure takes into account tenant concessions. To the extent tenant concessions, such as free rent, are not reflected in your calculations, please expand your disclosure to quantify how concessions would impact the calculations. Furthermore, please also disclose the average effective annual rent per square foot or unit, which takes into account tenant concessions, if applicable, on a portfolio basis.

In response to the Staff’s comment, the Company advises the Staff that its disclosure regarding average effective annual rents on a portfolio basis per property type takes into account tenant concessions (i.e., free rent). The Company will revise this disclosure to clarify this point and will disclose average effective annual rent per square foot on a portfolio basis per property type on page 57 of the Prospectus that it intends to file in accordance with Rule 424.

Tenant Lease Expirations. page 70

5.

We note that the lease expiration table provided on a portfolio basis does not disclose the number of expiring leases or the percentage of gross annual rental represented by the expiring leases. Please revise accordingly.

In response to the Staff’s comment, the Company advises the Staff that it will disclose the number of expiring leases and the percentage of base rent represented by such expiring leases in the lease expiration table (on a portfolio basis only) on page 71 of the Prospectus that it intends to file in accordance with Rule 424.

Recent Developments, page 75

6.

Refer to your disclosure of capitalization rates in footnote (5) on page 76. We note that you project forward 12-month NOI for purposes of calculating the capitalization rate, and that the revenues are based on in-place leases. Please expand your description of NOI to clarify the manner in which forward 12-month expenses are estimated and your assumptions regarding occupancy during the forward l2-month period.

In response to the Staff’s comment, the Company advises the Staff that it will expand its disclosure regarding its acquisition cap rates in the Prospectus that it intends to file in accordance with Rule 424.

The Company acknowledges that:

¡	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing please contact the undersigned at 212-878-8324.

Very truly yours,

By: /s/ Jason D. Myers, Esq.

Jason D. Myers, Esq.

cc:	Mr. Jack A. Cuneo

Mr. Philip L. Kianka

Mr. Hugh S. O’Beirne, Esq.